

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 25, 2016

<u>Via E-mail</u>
Ms. Kelly Schmidt
Vice President & Controller
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

      Re: **Owens Corning**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 10, 2016
              File No. 1-33100

Dear Ms. Schmidt:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ W. John Cash

      W. John Cash
      Accounting Branch Chief
      Office of Manufacturing and
      Construction